Mail Stop 4561

December 5, 2008

Mr. Alfred R. Kahn
Chief Executive Officer
4Kids Entertainment, Inc.
1414 Avenue of the Americas
New York, New York 10019

   **Re:** **4Kids Entertainment, Inc.**
     **Form 10-K for Fiscal Year Ended December 31, 2008**
     **Filed March 17, 2008**
     **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
     **Filed November 10, 2008**
     **File No. 1-16117**

Dear Mr. Kahn:

  We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 17

1. We note that you provide several useful bullet points discussing the reasons for revenue changes by operating segment. However, readers are unable to determine the relative impact of any particular reason cited because you have not provided

any quantification.  Please confirm to us that you will quantify such factors to the extent practicable in future filings. Refer to See Section III.D of SEC Release 33-6835.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 8. Revenues/Major Customers, page F-17

2.      Describe to us the nature and terms of your licensing arrangements with Microsoft and Konami.  Also, tell us how you considered whether to file these as exhibits. Refer to Item 601 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 9. Related Party, page 17

3.      We note that, collectively, CUSA and Apex owed approximately $4.3 million of production and merchandising expenses to 4Kids Licensing at December 31, 2007 and that the amount had increased to $6.2 million at September 30, 2008.  We also note that you have reclassified approximately $2.6 million in related party amounts from accounts receivable to "other assets" at December 31, 2006.  Please explain to us the reasons for the reclassification.  In addition, describe the original terms of these receivables, whether revenue was recognized in connection with these costs and, if so, how you evaluated whether such fees were fixed or determinable and/or collectible.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Financial Position, page 33

4.      We note your disclosures relating to the auction rate securities (ARS) held within your investment portfolio.  Please provide us with, and consider disclosing, the following information:

- More specific detail regarding the maturity dates of the ARS and the underlying collateral;
- The specific judgments and assumptions you used in determining the fair value of the ARS;

- Information regarding the sensitivity of the measurements based on the assumptions used;
- Specific details about the methodology and inputs used and how they have changed from prior periods; and
- Specific factors you considered in determining whether the ARS were other-than-temporarily impaired in consideration of the length of the time and extent to which the market value has been less than the cost and the financial condition and near-term prospects of the issuers.

\* \* \* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.


Sincerely,


Mark Kronforst
Accounting Branch Chief